Suite 1050, 400 Burrard Street	e: info@contactgold.com
Vancouver, British Columbia	p: +1 (604) 449-3361
V6C 3A6 Canada	w: contactgold.com

CONTACT GOLD REPORTS Q2 2019 FINANCIAL AND OPERATING RESULTS
AND VOTING RESULTS FROM ANNUAL MEETING

Vancouver, B.C. (August 13, 2019) – Contact Gold Corp. (the "Company" or "Contact Gold") (TSXV: C) is pleased to announce its financial and operating results for the three- and six-months ended June 30, 2019.

Pony Creek continues to deliver shallow intervals of gold mineralization typical of many currently producing Carlin-type gold systems in Nevada. All drill holes reported for 2019 have intersected gold mineralization. With the first phase of the 2019 drilling program complete, we expect to report assay results as they become available throughout the third quarter of the year.

Contact Gold’s extensive land holdings are on the prolific Carlin, Independence and Northern Nevada Rift gold trends which host numerous gold deposits and mines. Contact Gold’s land position comprises approximately 217 km2 of target-rich mineral tenure hosting numerous known gold occurrences, ranging from early- to advanced-exploration and resource definition stage (the “Contact Properties”). The Company’s focus is on the Pony Creek gold property ("Pony Creek").

Quarterly highlights and recent developments

•	Closed a public offering of 20,000,000 common shares of the Company on May 22, 2019 for gross proceeds of $4 million

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Announced results of first six drill holes of the 2019 reverse circulation drilling program at Pony Creek, extending previously-defined oxide gold mineralization, and continuing to deliver shallow intervals of gold mineralization typical of many currently producing Carlin-type gold systems in Nevada

•	Renamed and refined several targets, including:

o	"Mustang" - a continuation of the property’s 1.5 km long gold-in-soil "Moleen", and "Willow" targets, located 600 metres north of the "Stallion Zone" (previously named the "West Zone"), and immediately south of the Jasperoid Wash zone discovered by Gold Standard Ventures ("GSV")

o	"DNZ" - north-south striking structural target that lies on strike between GSV's Dixie target and Pony Creek’s "Appaloosa Zone" (previously named the "North Zone")

o	"Palomino" - immediately northwest of the high-grade oxide portion of the "Bowl Zone"

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Signed a purchase option agreement to acquire an undivided 100% interest in the past-producing Green Springs gold project ("Green Springs") in White Pine County, Nevada, adding a second Carlin-type gold system to the property portfolio

Selected financial data

Details of financial results as at and for the three- and six-months ended June 30, 2019 are described in the unaudited condensed interim consolidated financial statements and related notes thereto, as prepared in accordance with International Financial Reporting Standards (“IFRS”) (the “Interim Financial Statements”), and the MD&A for the corresponding periods; copies of which are available on SEDAR at www.sedar.com.

The following selected financial data is derived from the Interim Financial Statements. Unless otherwise stated, the information herein, and in the tables below, is presented in Canadian $000s, except per share data.

	Three months ended		Six months ended
Attributable to shareholders:	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Loss for the period	$3,665	$2,845	$5,442	$4,078
Other comprehensive loss (gain)	$817	$(811)	$1,635	$(1,901)
Loss and comprehensive loss	$4,482	$2,033	$7,077	$2,177
Basic and diluted loss per share	$0.05	$0.06	$0.09	$0.08

	As at June 30, 2019	As at December 31, 2018
Cash	$3,693	$545
Working capital	$3,002	$426
Total assets	$40,460	$40,861
Current liabilities	$868	$921
Preferred shares	$12,264	$11,590
Shareholders’ deficit	$27,248	$28,276

Losses attributable to shareholders for the three- and six-months ended June 30, 2019 of $3.66 million and $5.44 million, respectively, include expenditures for (i) exploration and evaluation on the Contact Properties $1.06 million and $1.66 million for each of the three- and six-month periods, (ii) write-down of two non-core exploration properties for the three-months ended June 30, 2019 of $1.31 million; (iii) professional, legal and advisory fees, administration & office expenditures, wages and salaries, and investor relations activities in aggregate for the three- and six-month periods $0.56 million and $1.30 million, and (iv) non-cash stock-based compensation expense of $0.21 million and $0.46 million for each of the three- and six-month periods. The Company also recognized the non-cash impacts from changes to the values of the preferred shares during each period, including accretion of $0.53 million and $1.04 million in the three- and six-month periods ended June 30, 2019, and a loss on the change in fair value of the embedded derivatives of $0.32 million in the three-month period and $0.10 million in the six-month period.

During the three and six-month periods ended June 30, 2019, exploration and evaluation expenditures predominantly related to activity at Pony Creek, including the evaluation and review of data generated through the 2018 and the 2019 drill programs. Approximately $1.44 million in expenditures had been incurred through June 30, 2019 for exploration at Pony Creek (through June 30, 2018: $1.60 million), including the completion of 4,660 metres of RC drilling (same period, 2018: 3,048 metres).

Other comprehensive loss attributable to shareholders for the three- and six-month periods ended June 30, 2019 was $0.82 million, and $1.64 million, respectively (three- and six-months ended June 30, 2018: gain of $0.81 million and $1.90 million). Other comprehensive income/loss reflects predominantly the foreign currency impact arising on the post-acquisition carrying value of the Contact Properties.

Net cash operating outflows for the six-month periods ended June 30, 2019 and 2018 of $2.52 million and $2.57 million, respectively, reflect primarily (i) ongoing activity and exploration at Pony Creek, (ii) investor relations and head office costs, and (iii) the settlement of balances due to service providers and vendors at prior period end.

The Company’s has elected to capitalize mineral property acquisition costs, and expense exploration expenditures as incurred. Total assets at June 30, 2019 comprise primarily: exploration and evaluation properties carried at $36.37 million. The value of the Contact Properties at June 30, 2019 has decreased from December 31, 2018 as a result of i) a $1.31 million write-down on the decision to abandon certain non-core exploration properties, and ii) a $1.6 million foreign currency adjustment. At June 30, 2019 the Company had $3.70 million in cash and cash equivalents (December 31, 2018: $0.55 million).

Total liabilities at June 30, 2019 include the value of the preferred shares ($12.26 million), and payables and accruals ($0.83 million). At December 31, 2018, the balance of total liabilities included the value of the Preferred Shares ($11.59 million), and accounts payable and accruals ($0.89 million).

Accumulated other comprehensive loss of $1.14 million at June 30, 2019 (December 31, 2018: gain of $0.50 million) reflects the aggregate foreign currency impact on the translation to Canadian dollars of the value of the Contact Properties.

Voting Result from Annual Meeting

The Company is also pleased to announce voting results from the Company’s Annual Meeting of Shareholders held on August 12, 2019 (the “Meeting”). A total of 54,769,750 common shares were voted, representing the votes attached to approximately 66% of all outstanding common shares. Shareholders voted in favour of the election of all director nominees, and the reappointment of Ernst & Young LLP, Chartered Professional Accountants, as auditor of the Company.

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Additional information about the Company is available at www.contactgold.com.

For more information, please contact (604) 449-3361 for either:
John Wenger, Chief Financial Officer wenger@contactgold.com
John Glanville Director, Investor Relations glanville@contactgold.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Scientific and Technical Information

The scientific and technical information contained in this news release has been reviewed and approved by Vance Spalding, CPG, VP Exploration, Contact Gold, who is a “qualified person” within the meaning of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”).

All of the Contact Properties are early stage exploration properties and do not contain any mineral resource estimates as defined by NI 43-101. There has been insufficient exploration to define a mineral resource estimate at any of Contact Properties. Additional information about Pony Creek is summarized in the NI 43-101 Technical Report entitled “NI 43-101 Technical Report on the Pony Creek Project, Elko County, Nevada, USA” prepared for Contact Gold, with an effective date of October 16, 2018, and dated October 22, 2018, as prepared by Vance Spalding, C.P.G; VP Exploration of Contact Gold, and can be viewed under Contact Gold’s issuer profile on SEDAR at www.sedar.com

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated exploration activities of the Company on the Pony Creek property.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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